Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of L Brands, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated March 23, 2018, with respect to the consolidated financial statements of L Brands, Inc., and the effectiveness of internal control over financial reporting of L Brands, Inc., included in its Annual Report (Form 10-K) for the year ended February 3, 2018, filed with the Securities and Exchange Commission.

Grandview Heights, Ohio

/s/ Ernst & Young LLP

January 29, 2019